# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AppFolio, Inc., CIK 0001433195
CUSIP: 03783C100
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 70 Castilian Drive, Goleta, California (CA), 93117
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001643445

## Reporting persons
- Klaus Schauser: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,869,585; sole dispositive power 0; shared dispositive power 2,869,585; aggregate amount beneficially owned 2,869,585 (11.1% of the class)
  Comment: The amount reported herein reflects the number of shares of Class A Common Stock and Class B Common Stock that may be deemed beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock, par value $0.0001 per share, of the Issuer. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any sale or transfer, except in the limited circumstances described in the Issuer's Amended and Restated Certificate of Incorporation.
  
  The aggregate 2,869,585 securities reported herein include 2,869,585 shares of Class B Common Stock held by a family Trust, of which Reporting Person and his spouse serve as co-trustees.
  
  In accordance with Rule 13d-3 under the Act, this percentage is based on 23,072,412 shares of Class A Common Stock outstanding as of September 30, 2025, as reported by the Issuer to the Reporting Person, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
  
  The filing of this Statement shall not be construed as an admission that the Reporting Person, his spouse or any of the entities mentioned herein, for the purpose of Section 13(d) or 13(g) of the Exchange Act, are the beneficial owner of any securities covered by this Statement.

## Item 1. Issuer
Name of issuer: AppFolio, Inc.
Address of issuer's principal executive offices: 70 Castilian Drive, Goleta, CA, 93117

## Item 2. Person Filing
Name of person filing: Klaus Schauser
Address of principal business office or, if none, residence:
c/o AppFolio, Inc.
70 Castilian Drive
Goleta, CA 93117
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,869,585
Percent of class: 11.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,869,585
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,869,585

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Klaus Schauser: /s/ Evan Pickering, Attorney-in-Fact for Klaus Schauser (11/14/2025)